Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

INDEX

FORWARD-LOOKING STATEMENTS	2
OVERVIEW	3
MARKET TRENDS	6
OPERATIONS	8
SUMMARIZED FINANCIAL RESULTS	9
FINANCIAL RESULTS	10
QUARTERLY FINANCIAL REVIEW	13
ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE	13
ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE	15
RESULTS OF OPERATIONS	16
EXPLORATION AND DEVELOPMENT	24
CASH FLOW	32
BALANCE SHEET	32
OUTLOOK	35
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	36
CHANGES IN CANADIAN ACCOUNTING POLICIES	37
RISKS AND UNCERTAINTIES	38
SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS	39
NON-GAAP PERFORMANCE MEASURES	39
MINING OPERATIONS PRODUCTION DATA (UNAUDITED)	45

The following Management’s Discussion and Analysis (“MD&A”), dated August 6, 2009, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2008, the Company’s annual consolidated financial statements at December 31, 2008 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper, silver or certain other commodities (such as fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Development projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

OVERVIEW

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines, a niobium producer, a diamond royalty, and exploration and development projects located within Africa and the Americas. The Company’s advanced exploration and development projects include the Essakane project in Burkina Faso, the Westwood project in Canada, the Quimsacocha project in Ecuador, and the Camp Caiman project in French Guiana.

SECOND QUARTER OF 2009 — HIGHLIGHTS

•

Second quarter revenues were $225.3 million. Excluding the Sleeping Giant second quarter of 2008 results, which was disposed of in the fourth quarter of 2008, revenues increased by $23.0 million or 11% driven by higher gold production at Rosebel.

•

Net earnings during the second quarter of 2009 were $44.1 million or $0.12 per share as compared to $33.2 million and $0.11 per share in the second quarter of 2008. Net earnings include (net of taxes) a foreign exchange gain of $15.2 million driven by the strengthening Canadian dollar partially offset by an impairment charge of $9.3 million related to the acquisition costs of exploration properties in Tanzania.

•

Operating cash flow was $38.9 million ($0.11 per share(2)) during the second quarter of 2009 compared to $44.8 million ($0.15 per share(2)) in the second quarter of 2008. Improvements in cash mining costs were more than offset by increased spending on exploration, and additional resources to support acquisition, development, and process improvement activities.

•

IAMGOLD has a strong cash and cash equivalents and gold bullion (at market value) position and undrawn credit facility totaling $479.1 million of available funds. Capital expenditures of $244.6 million planned for the second half of 2009 will be fully funded by these available funds.

•	Attributable gold production of 249,000 ounces and average cash cost(1) of $437 per ounce.

•

Record production at Rosebel of 104,000 attributable ounces at a cash cost of $367 per ounce. The mill expansion investment at the Rosebel mine drove record quarterly production at the operation to 104,000 attributable ounces of gold, a 39% increase over 2008. The higher gold production at Rosebel combined with royalty expense savings were key contributors to the $35 per ounce or 7% decrease in the Company’s consolidated cash cost per ounce versus the same period in 2008.

•

Updated guidance for 2009 gold production of between 910,000 and 920,000 ounces as compared to the original guidance of 880,000 ounces. The average cash cost(1) is now expected between $460 and $470 per ounce compared to an original guidance of $470 to $480 per ounce.

•	Niobec operating margin(1) remains strong, and increased over prior year second quarter by 27% or $4 per kilogram on niobium sales of 951,000 kilograms.

•

Construction at the Essakane project in Burkina Faso is ahead of schedule with commercial production now scheduled for August 2010. Gold reserves of the Essakane project increased by 8% to 3.37 million ounces (on 100% basis).

•

The Company’s objective to maintain high standards in health and safety continued with a 53% reduction in the frequency of lost time accidents and modified duty injuries as compared to the first half of 2008.

(1)	Cash cost per ounce and Niobec operating margin are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.
(2)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

RECENT EVENTS AND INITIATIVES

Investment in Oromin Explorations Ltd.

In June 2009, the Company acquired, for investment purposes, 16,088,636 common shares at C$0.70 per share for a total investment of $10.3 million (C$11.3 million) representing 17% of issued and outstanding shares of Oromin Explorations Ltd. (“Oromin”). Oromin is a TSX listed company with joint venture interest in a property covering a large landholding in close proximity to the Sabodala mine in Senegal.

Option and Earn-in agreement on the La Arena project

In June 2009 an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) relating to the sale of the La Arena project in Peru. The Company received a 10.6% interest in Rio Alto and 1,500,000 warrants for a total value of $1.4 million. In conjunction with this transaction, Rio Alto was acquired by Mexican Silver Mines Ltd. (“MSM”) on a one-to-one share basis. In July, MSM then changed its name to Rio Alto Mining Limited.

Rio Alto has the option to purchase all of the shares of La Arena S.A., held by IAMGOLD, for a cash payment of $47.6 million. During the option term of two years (which may be extended by 18 months through the payment of additional fees), Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A.

Equity Financing

In June 2009, the Company issued 1,379,310 flow-through common shares at C$14.50 per share for $17.5 million (C$20.0 million) specifically relating to the Westwood project.

Base shelf prospectus

On July 30, 2009, the Company has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 13, 2009. The base shelf prospectus had been filed with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the U.S. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700.0 million during the next 25 months. This base shelf prospectus adds more financial flexibility to the Company’s liquidity and capital resources. Any debt issuance is subject to the availability of the credit markets.

Buckreef, Tanzania

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company has decided to relinquish the associated properties. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. This decision resulted in a second quarter of 2009 impairment charge of $9.3 million. Upon completion of the surrender of Buckreef, there will be a reduction of measured resources of 212,000 ounces, indicated resources of 573,000 ounces, and inferred resources of 727,000 ounces from the Company’s reserve and resource statement.

The Company is also in negotiation concerning the outright sale of the Company’s interest in the Kitongo project. Upon the completion of the sale of Kitongo there will be a reduction of inferred resources of 291,000 ounces from the Company’s reserve and resource statement.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

PROJECT UPDATES

Essakane project, Burkina Faso

In June 2009, the Company reported that construction at the Essakane development project is ahead of schedule with commercial production now scheduled for August 2010, advanced from late 2010 as originally announced. The project is expected to contribute an estimated 340,000 attributable ounces of gold in its first twelve months at mining cash cost per ounce lower than the average life-of-mine cash cost. The Company is working on a new mining schedule and operating cost estimate based on the new block model and pit design. The development team is continuing to assess the construction plan and is proactively looking to advance the project schedule and identify capital costs saving opportunities. The commitment to relocate several villages and nearly 3,000 homes is well underway. In addition, the off-channel reservoir pumping station was completed in June, detailed engineering and procurement completed for the power plant, and major equipment continues to arrive on site.

In June 2009, the Company announced updated gold reserves and resources for Essakane with an increase of 8% or 245,000 ounces in probable reserves to 3.37 million ounces (on a 100% basis). The updated reserve and resource statement has been calculated based on a gold price of $700 per ounce and an oil price of $70 per barrel.

Westwood project, Canada

In June 2009, the Company reported that construction continued on schedule and that there was an increase in the resource base at the Westwood development project. The revised estimate identifies an inferred resource of 9.4 million tonnes of mineralization at an average grade of 11.4 g/t Au containing 3.4 million ounces of gold using a 6.0 g/t Au cut-off grade. The revised resource estimate shows a 17% decrease in tonnage (due to reduction of the minimum width from 3 metres to 2 metres and reinterpretation) and a 31% increase in grade, generating a 9% increase in gold ounces from the previous undiluted resource estimate released in July 2008 using a 4.0 g/t Au cut-off grade.

As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed during the fourth quarter of 2009. Additional information gathered from the delineation program has improved the geological model and will be used in the study.

The 2009 drilling program has 73,500 metres of projected underground and surface drilling using eight drills. The program will focus on finding additional resources and increasing the Company’s level of confidence in the current resources by reducing the spacing between holes in the delineated lenses. Specific targets include extensions of two new lenses above the 14th level and a sector not yet drilled between the Doyon mine and the western portion of Westwood. All permits required for boring of the main ventilation raise and for shaft sinking have been received. Shaft sinking began in June 2009 and underground development work, including the Warrenmac access ramp, is continuing as planned. Construction is progressing well on surface infrastructure, including the shaft headframe.

Quimsacocha, Ecuador

On May 22, 2009, the Government of Ecuador issued new transitional regulations to expedite the resumption of mining activities pursuant to the new Mining Law passed in the first quarter of 2009. As of the end of the second quarter of 2009, the Company has fully complied with all requirements under the transitional regulations and is awaiting the delivery of an authorization from the Mining Ministry to recommence mining activities in the field. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorizations are received. The final feasibility study for Quimsacocha is expected to take a further twelve months to complete at a cost of $14.0 million.

Also during the second quarter, the President of Ecuador appointed a special Minister in charge of overseeing and facilitating international investment by Canadian companies, including IAMGOLD, as part of the Government’s commitment to support the development of responsible mining in Ecuador.

The government is continuing with the development of detailed regulations, both mining and environmental, to effectively implement the terms of the new Mining Law. The Company, through the Ecuador Mining Council, is working in cooperation with the relevant Ministries on the preparation of the necessary regulations. This work is expected to be completed before the end of the fourth quarter of 2009.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Niobec, Canada

In June 2009, the Company approved $46.9 million for the mill expansion and paste backfill plant addition to the Niobec niobium mine. The mill expansion will increase mill throughput by 24%. Construction of the mill expansion began in June 2009 and is estimated to be completed during the third quarter of 2010 with expenditures of $13.5 million in 2009 and $14.5 million in 2010. The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material reducing the need to leave behind natural ore pillars. The paste backfill plant initiative has resulted in an increase in proven and probable reserves of 36% and in inferred resources of 72% (as previously announced on February 23, 2009). Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is estimated to be completed during the second quarter of 2010 with expenditures of $9.9 million in 2009 and $9.0 million in 2010.

ACQUISITIONS

Orezone Resources Inc.

As disclosed in the first quarter of 2009 MD&A, the Company completed the acquisition of all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project (the "Essakane project"), including a mining permit covering 100 square kilometres and exploration permits covering over 1,100 square kilometres around the mining permit area. Prior to the 100% acquisition of Orezone, the Orezone exploration properties, not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”). Pursuant to the transaction, the Company acquired all of the remaining outstanding common shares of Orezone. The holders of common shares of Orezone received for each share 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold. As a result of the transaction, IAMGOLD holds roughly 16.6% of Orezone Gold.

The total purchase price was $238.1 million including transaction costs of $5.4 million less cash and cash equivalents acquired of $5.3 million. For more detail, refer to note 4 of the unaudited consolidated interim financial statements for the quarter ended June 30, 2009.

Investment in Oromin Explorations Ltd.

In June 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10.3 million (C$11.3 million) representing 17% of issued and outstanding shares of Oromin. Oromin is a TSX listed company with joint venture interest in a property covering a large landholding in close proximity to the Sabodala mine in Senegal. The Company acquired these common shares for investment purposes which is consistent with its exploration strategy of acquiring interests in large prospective land packages in focus regions. This investment is classified as available-for-sale marketable securities (included in other long-term assets).

MARKET TRENDS

Global Financial Crisis

Events and conditions in the global financial markets particularly over the last several months continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions as well as market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and planning of the Company’s projects.

Gold Market

In the second quarter of 2009, the gold price continued to display considerable volatility averaging $922 per ounce compared to $908 per ounce during the first quarter of 2009 and $896 per ounce during the second quarter of 2008. Spot daily closings were between $870 and $982 per ounce. The closing price on June 30, 2009 was $935 compared to $917 per ounce at the end of the first quarter of 2009, and $870 per ounce on December 31, 2008.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Niobium Market

Niobec’s sales remained steady in the second quarter of 2009 while overall demand for niobium has generally been weaker than a year ago with world steel production showing a reduction greater than 20% compared to the first half of 2008. Notwithstanding the decline in demand, niobium prices were 17% higher than the second quarter of 2008 and in line with the prior quarter. Recently, there have been some positive signs for modest recovery in steel production in some regions of the world with producer inventories at very low levels, restarts of idled capacity (especially in United States) and a rising trend in steel price futures. Based on this data, the Company anticipates modest improvement in ferroniobium demand over the remainder of 2009 as the general economic climate improves.

Currency

Currencies continue to experience volatility relative to the US dollar. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand.

	Closing Rate June 30, 2009	Closing rate March 31, 2009	Closing rate December 31, 2008	Average rate Second quarter of 2009	Average rate Second quarter of 2008
Canadian dollar / US$	1.1630	1.2613	1.2180	1.1668	1.0101
US$ / €uro	1.4033	1.3250	1.3978	1.3626	1.5630
South African Rand / US$	7.7150	9.5282	9.4400	8.4276	7.7592

The Company has previously entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. Following the Canadian dollar equity financing in March 2009, the Company reduced its hedging position from 50% of the annual exposure to Canadian dollars to 13% of the remainder of the 2009 requirements.

The Company plans to manage its exposure to both the €uro and South African Rand resulting from the construction at the Essakane project. The Company will continue to monitor its currency hedging requirements and exposure.

Oil Price

In the second quarter of 2009, the oil price displayed considerable volatility averaging $60 per barrel with spot daily closings between $46 and $73 per barrel throughout the quarter compared to an average price of $124 per barrel in the second quarter of 2008. Oil price closed at $70 per barrel at the end of June 2009 compared to $39 per barrel at the end of December 2008, and $140 per barrel at the end of the June 2008.

At the end of June 2009, the Company had hedged contracts for approximately 78% of its planned consumption of diesel for the remainder of 2009. On an annualized basis, the Company hedged 50% of its exposure to fuel prices. The Company is protected if the price of oil exceeds $64 per barrel. The Company plans on continuing its hedging strategies to mitigate a portion of its expected 2010 diesel price exposure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

OPERATIONS

The following table highlights the Company’s percentage ownership share of producing mines relating to the calculation of operating segments in the Company’s financial position and operating results.

		Reporting Segment	Geographic Location	IAMGOLD Share
Mine	Operator			2009	2008

Rosebel	IAMGOLD	Gold	Suriname	95%	95%
Doyon Division	IAMGOLD	Gold	Canada	100%	100%
Sleeping Giant	IAMGOLD	Gold	Canada	—	100	%(1)
Mupane	IAMGOLD	Gold	Botswana	100%	100%
Niobec	IAMGOLD	Non-gold	Canada	100%	100%

Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%	40%

Working Interests:
Tarkwa	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(1)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

SUMMARIZED FINANCIAL RESULTS

(in $ millions) (unaudited)	As at June 30, 2009	% Change	As at December 31, 2008
	$		$
Financial Position
Cash and cash equivalents and gold bullion
• at market value	394.8	47%	269.1
• at cost	341.8	82%	188.2
Total assets	2,826.5	31%	2,151.7
Long-term debt	45.7	(19%)	56.1
Shareholders’ equity	2,311.8	40%	1,655.7

(in $ millions, except where noted)	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Results of Operations
Revenues	225.3	—	225.1	413.9	(4%)	433.1
Mining costs	108.5	(10%)	120.2	197.8	(13%)	228.3
Depreciation, depletion and amortization	39.1	(17%)	47.2	71.1	(19%)	87.9

Earnings from mining operations	77.7	35%	57.7	145.0	24%	116.9
Earnings from working interests	9.0	(2%)	9.2	14.9	(26%)	20.1

Total earnings from operations and working interests(1)	86.7	30%	66.9	159.9	17%	137.0

Net earnings	44.1	33%	33.2	96.6	43%	67.6
Impairment charge	9.3	n/a	—	9.3	n/a	—

Adjusted net earnings(2)	53.4	61%	33.2	105.9	57%	67.6

Basic net earnings per share ($/share)	0.12	9%	0.11	0.29	26%	0.23
Diluted net earnings per share ($/share)	0.12	9%	0.11	0.28	22%	0.23
Adjusted basic and diluted net earnings per share(2) ($/share)	0.15	36%	0.11	0.31	35%	0.23

Cash Flows
Operating cash flow	38.9	(13%)	44.8	100.2	(15%)	117.9

Key Operating Statistics
Gold sales (including working interests (000 oz – IMG Share)	252	—	252	467	(4%)	484
Average realized gold price ($/oz)	898	2%	878	892	—	888
Gold produced (000 oz – IMG share)	249	(2%)	255	461	(6%)	489
Cash cost ($/oz)(3)	437	(7%)	472	450	(5%)	474

(1)	The total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP measure.
(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings before the impairment charge. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(3)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

FINANCIAL RESULTS

FINANCIAL POSITION

The Company ended the second quarter of 2009 with a strong liquidity position having $394.8 million in cash and cash equivalents and gold bullion (at market value) compared to $463.3 million at the end of March 2009, and $269.1 million at the end of 2008. As at June 30, 2009, the credit facility was drawn upon for $40.0 million, and letters of credit of $15.7 million were outstanding under the credit facility to guarantee certain asset retirement obligations. Capital expenditures of $246.6 million planned for the second half of 2009 will be fully funded by these available funds.

During the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project totaling $17.5 million (C$20.0 million). During the first quarter of 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million). The offering net proceeds of $273.4 million were initially invested in short-term deposits and interest bearing securities. The proceeds are being used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

NET EARNINGS

The change in net earnings in 2009 compared to 2008 is attributable to the following:

(in $ millions)	Three months ended June 30, 2009	Six months ended June 30, 2009
	$	$
Higher metal prices	9.9	12.3
Higher sales volume	14.6	10.5
Lower operating costs	2.5	11.8
Higher production input volume	(6.4)	(10.8)
Lower depreciation, depletion and amortization	—	2.7
Lower earnings from working interests	(0.2)	(5.2)
Lower by-products credits and royalty income	(1.2)	(2.8)
Higher corporate administration and exploration expenses	(8.0)	(9.0)
Investment income and other	(10.2)	(13.1)
Foreign exchange gain	23.2	15.1
Higher derivative gains	8.5	3.9
Purchase of Royalty for the Rosebel and Doyon mines in 2008	7.0	13.7
Gain on sale of gold bullion	—	36.6
Net impact of closing of Sleeping Giant during Q4 2008	(6.9)	(10.5)
Income and mining taxes	(12.6)	(16.9)

Increase in adjusted net earnings, compared to 2008	20.2	38.3

Impairment charge in 2009	(9.3)	(9.3)

Increase in net earnings, compared to 2008	10.9	29.0

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

REVENUES

The Company’s consolidated revenues were $225.3 million in the second quarter of 2009, compared to $225.1 million in the second quarter of 2008. Revenues were affected by:

•

higher gold sales volume resulting in an increase of $0.8 million. Excluding the Sleeping Giant mine (disposed of during the fourth quarter of 2008) from the comparable period in 2008, the increase in revenues from higher gold sales volumes would have been $23.0 million;

•	a higher realized gold price resulting in an increase of $4.4 million;

•	a $3.4 million net decline in revenue from niobium as a result of lower niobium sales volumes by $8.4 million partially offset by a $5.0 million favourable realized price impact;

•

lower by-product credits ($0.7 million) and lower revenues from royalty interests ($0.9 million). Revenues from the Diavik Diamond property royalty interest were lower as a result of lower production and lower diamond prices realized.

The Company’s consolidated revenues were $413.9 million in the first half of 2009, compared to $433.1 million in the first half of 2008. Revenues decreased mainly because of the disposal of Sleeping Giant mine in late 2008 ($39.2 million during the first half of 2008), lower niobium sales volumes, lower by-product credits and lower royalties from the Diavik property, offset by higher realized prices for gold and niobium.

MINING COSTS AND CASH COSTS

Mining costs were $108.5 million in the second quarter of 2009, resulting in a decrease of $11.7 million or 10% compared to $120.2 million in the second quarter of 2008. Notwithstanding an increase in mining costs due to higher volumes of mined and processed ore, mining cost decreased as a result of:

•	disposal of the Sleeping Giant mine in the fourth quarter of 2008. Sleeping Giant’s mining costs in the second quarter of 2008 were $8.6 million;

•	lower royalty expenses ($5.9 million) primarily due to the elimination of two royalties in 2008 ($7.0 million), net of higher volume driven royalties at operating mines ($1.1 million);

•	movements in the average exchange rate between the Canadian and US dollar also positively impacted mining costs during the second quarter of 2009 for the Canadian operations by $4.4 million; and

•	lower energy costs as a result of lower diesel fuel prices and lower power costs.

Mining costs were $197.8 million in the first half of 2009 compared to $228.3 million in the first half of 2008. Mining cost decreased $30.5 million or 13% primarily as a result of the same reasons as noted above.

OTHER ITEMS

Depreciation, depletion and amortization were $39.1 million in the second quarter of 2009 compared to $47.2 million in the second quarter of 2008, and $71.1 million in the first half of 2009 compared to $87.9 million in the first half of 2008. The decrease in 2009 was a result of the disposal of Sleeping Giant in October 2008 and increases in reserves at Rosebel, Niobec and Sadiola, partially offset by amortization of deferred stripping at Yatela, the depreciation of new mining fleet and equipment at Mupane and Rosebel, and amortization of royalties acquired for the Rosebel mine and the Doyon division. The same reasons apply to the decrease in the first half of 2009 compared to the first half of 2008.

Earnings from working interests were $9.0 million in the second quarter of 2009 compared to $9.2 million in the second quarter of 2008. Refer to sections on Tarkwa and Damang operations.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Corporate administration expenses in the second quarter of 2009 were $15.5 million compared to $10.0 million in the second quarter of 2008, and $26.5 million in the first half of 2009 compared to $18.6 million in the first half of 2008. The increase in 2009 was mainly due to additional resources to support acquisition, development, and process improvement activities, and increased stock based compensation costs.

Exploration expenses in the second quarter of 2009 were $10.7 million compared to $8.0 million in the second quarter of 2008, and were $17.2 million during the first half of 2009 compared to $15.9 million in the first half of 2008. Refer to the Exploration and Development section for more details.

The Company recorded an impairment charge of $9.3 million related to the Buckreef acquisition costs of exploration properties in Tanzania. In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company has decided to relinquish the associated properties.

The foreign exchange gain in the second quarter of 2009 was $21.6 million compared to a foreign exchange loss of $1.6 million in the second quarter of 2008. During the first half of 2009, the foreign exchange gain was $13.4 million compared to a loss of $1.8 million in the first half of 2008. The increase in 2009 was due to the appreciation in the value of the Canadian dollar compared to the US dollar, and the surplus of Canadian dollars held as a result of the equity financing during the first quarter of 2009.

The derivative gain of $8.0 million during the second quarter of 2009 and $4.9 million during the first half of 2009 is due to the market variation of derivative contracts held on foreign exchange and heating oil and the impact of converting a debenture received pursuant to the sale of Sleeping Giant. For more information on derivatives, refer to the balance sheet section of this MD&A. In the second quarter of 2008, the derivative loss of $0.5 million (gain of $1.0 million during the first half of 2008) was mainly related to the change in the gold price related to ounces of gold receivable.

During the first quarter of 2009, gain on sales of gold bullion totaled $36.6 million resulting from the sale of 73,705 ounces of gold at an average price and cost of $901 and $404 respectively, with proceeds of $66.4 million. There were no sales of gold bullion during the second quarter of 2009 and in the first half of 2008.

In the second quarter of 2009, other income totaled $0.1 million compared to $8.4 million in the second quarter of 2008. Other expenses in the first half of 2009 were $1.9 million compared to other income of $8.3 million in the first half of 2008. The amount in 2009 is mainly related to interest income and gain on sales of assets less an expense for contractual termination benefits of $2.2 million recorded for employees and officers of Orezone following the acquisition. The amount in 2008 included the reversal of a provision of $4.4 million for interest on a tax assessment that was previously recorded, a gain on disposal of an exploration property for $1.8 million, the reversal of an accrued liability of $1.2 million related to a prior acquisition, and interest income of $0.6 million.

During the second quarter of 2009, income and mining taxes totaled $34.0 million compared to $21.1 million in the second quarter of 2008, and were $58.4 million during the first half of 2009 compared to $40.5 million in the first half of 2008. The increase in 2009 was mainly due to higher taxable income realized by both the Canadian operations and the Rosebel mine.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
	$	$	$	$	$	$	$	$
Revenues	225.3	188.6	209.6	226.9	225.1	208.0	194.2	170.2

Net earnings (loss)	44.1	52.5	(96.4)	18.8	33.2	34.4	8.5	19.5
Add back:
Impairment charges (net of related income taxes)	9.3	—	112.8	4.6	—	—	5.9	—

Adjusted net earnings(1)	53.4	52.5	16.4	23.4	33.2	34.4	14.4	19.5

Basic and diluted net earnings (loss) per share	0.12	0.17	(0.33)	0.06	0.11	0.12	0.03	0.07

Adjusted basic and diluted net earnings per share(1)	0.15	0.17	0.06	0.08	0.11	0.12	0.05	0.07

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Total Cash Cost (1)		Production		Total Cash Cost (1)
	Three months ended June 30,		Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	104	75	367	485	187	147	379	486
Doyon Division (100%)	28	29	523	631	55	58	526	633
Mupane (100%)	15	25	697	378	29	45	676	398
Joint Venture
Sadiola (38%)	35	45	424	414	71	82	404	408
Yatela (40%)	26	15	334	583	39	32	401	487

	208	189	418	484	381	364	429	481

Working Interests
Tarkwa (18.9%)	31	32	512	478	60	63	519	470
Damang (18.9%)	10	10	609	625	20	20	628	604

	41	42	536	513	80	83	546	502

Total (excluding closed mine)	249	231	437	489	461	447	450	485
Closed Mine (Sleeping Giant)	—	24	—	311	—	42	—	354

Total	249	255	437	472	461	489	450	474

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

The following table details the royalty expense included in cash costs.

	Three months ended June 30,			Six months ended June 30,
Cash cost per ounce of gold	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Cash cost excluding royalties	398	(3%)	410	412	—	411
Royalties	39	(37%)	62	38	(40%)	63

Cash cost (1)	437	(7%)	472	450	(5%)	474

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD’s attributable gold production in the second quarter of 2009 decreased by 6,000 ounces or 2% compared to the second quarter of 2008, and increased 37,000 ounces or 17% compared to the first quarter of 2009.

Excluding the Sleeping Giant mine which produced 24,000 ounces during the second quarter of 2008 and was disposed of in the fourth quarter of 2008, attributable production increased by 18,000 ounces compared to the second quarter of 2008 primarily as a result of:

•	record gold production at Rosebel as a result of higher throughput realized from the expansion of the mill, and

•	higher production at Yatela due to higher levels of gold stacked in prior periods;

partially offset by:

•	lower gold production at Mupane due to lower throughput resulting from the underperformance of milling equipment as well as lower gold grades mined, and

•	lower gold production at Sadiola due to lower gold grades from mining satellite pits.

The consolidated cash cost decreased by 7% or $35 per ounce in the second quarter of 2009 to $437 per ounce compared to $472 per ounce in the second quarter of 2008, primarily due to lower royalties, lower energy costs, and the impact of a stronger US Dollar on the Canadian operations. Royalty expense decreased by $23 per ounce compared to the prior year quarter primarily as a result of the 2008 acquisitions of the royalties payable on the Doyon and Rosebel mines’ production.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold Sales		Realized Gold Price		Gold Sales		Realized Gold Price
	Three months ended June 30,		Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	211	185	894	871	387	359	888	881
Working interests	41	42	920	896	80	83	913	906

Total (excluding closed mine)	252	227	898	875	467	442	892	886
Closed mine (Sleeping Giant)	—	25	—	892	—	42	—	908

Total (1)	252	252	898	878	467	484	892	888

(1)

Attributable sales volume for the second quarter of 2009 and the second quarter of 2008 were 247,000 ounces and 248,000 ounces, respectively, and for the first half of 2009 and 2008, 458,000 ounces and 477,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes during the quarter were similar to the second quarter of 2008. This was primarily the result of higher production and sales at Rosebel and Yatela, which offset lower sales at Sadiola and 2008 contribution of the Sleeping Giant mine.

Realized gold prices have increased slightly in the second quarter of 2009 compared to the second quarter of 2008. The average gold price on the London Metal Exchange for the second quarter of 2009 increased 3% to $922 per ounce compared to $896 per ounce in the second quarter of 2008. During the second quarter, the Company sold all its gold in the spot market except for forward sales commitments at Mupane of 19,979 ounces during the second quarter of 2009 and 19,444 ounces during the second quarter of 2008. The Company has outstanding forward sales commitments for 4,465 ounces of gold which have been delivered in August 2009.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

				100% Basis
	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	12,602	27%	9,912	23,729	19%	20,011
Strip ratio(a)	3.0	(21%)	3.8	3.1	(23%)	4.0
Ore milled (000t)	2,883	44%	2,002	5,331	36%	3,933
Head grade (g/t)	1.3	—	1.3	1.2	(8%)	1.3
Recovery (%)	93	—	93	93	—	93
Gold production – 100% (000 oz)	109	38%	79	197	27%	155
Attributable gold production – 95% (000 oz)	104	38%	75	187	27%	147
Gold sales – 100% (000 oz)	104	35%	77	178	21%	147
Gold revenue ($/oz)(b)	$916	1%	$904	$915	—	$914
Cash cost excluding royalties ($/oz)	$327	(14%)	$379	$339	(11%)	$382
Royalties ($/oz)	40	(62%)	106	40	(62%)	104

Cash cost ($/oz)(c)	$367	(24%)	$485	$379	(22%)	$486

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Record gold production and mill throughput were achieved at Rosebel in the second quarter of 2009 due to the impact of the mill expansion.

Mine production increased in the second quarter compared to the prior year period despite sourcing the ore from pits with longer haul distances. This increase was a result of a new and enhanced mining fleet, a revised pit design, and increased efficiency realized in drilling, loading and hauling as a direct result of the continuous improvement program. As planned, the strip ratio was lower compared to the same period last year due to more mining in low strip ratio pits.

The increase in gold production was primarily due to increased milling rates after effective completion of the mill expansion project. Throughput was 44% higher than the prior year period, and increased 18% compared to the first quarter of 2009 as the mill operated at above its nameplate capacity of 11 million tonnes per annum. The mill expansion and optimization project is substantially complete with certain minor and ancillary scope items remaining.

Cash costs per ounce were positively impacted by a 38% increase in gold production in the second quarter of 2009 compared to the second quarter of 2008. Energy costs were lower as a result of lower global diesel fuel prices partially offset by an increase in mine production, longer haul distances and higher activity in the mill. Royalty expenses were lower primarily due to the acquisition of the Euro Ressources royalty in December 2008.

During the second quarter of 2009, capital expenditures relating to Rosebel were $25.7 million and consisted of mining equipment ($16.5 million), reserve development ($3.5 million), mill expansion ($1.6 million), and various smaller projects ($4.1 million). The mine advanced capital spending of $15.2 million from 2010 to 2009 on mine fleet enhancement to better exploit the above-nameplate performance of the expanded mill, of which $10.4 million were spent during the first half of 2009. Capital expenditures for the first half of 2009 were $40.5 million.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	119	3%	116	226	(7%)	243
Ore milled (000t)	115	(3%)	118	221	(8%)	239
Head grade (g/t)	7.9	(1%)	8.0	8.1	3%	7.9
Recovery (%)	96	—	96	96	—	96
Gold production (000 oz)	28	(3%)	29	55	(5%)	58
Gold sales (000 oz)	25	—	25	61	9%	56
Gold revenue ($/oz)(a)	$928	4%	$895	$921	1%	$912
Cash cost excluding royalties ($/oz)	$514	(6%)	$547	$517	(5%)	$545
Royalties ($/oz)	9	(89%)	84	9	(90%)	88

Cash cost ($/oz)(b)	$523	(17%)	$631	$526	(17%)	$633

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production decreased marginally during the second quarter of 2009 compared to the second quarter of 2008 due to lower gold grades. Mine production was consistent with the second quarter of 2008 despite the challenging ground conditions and narrower ore zones as the mine reaches the end of its useful life.

Due to better than expected results, the mine life of the Doyon mine has been extended from May 2009 into the fourth quarter of 2009. The Mouska mine is now expected to operate into at least the second quarter of 2010. Cash costs were lower during the current quarter as compared to the same quarter in 2008 due to the strengthening of the US dollar relative to the Canadian dollar, and lower royalty expenses which offset the lower gold production. The royalty expenses decrease of $75 per ounce was primarily the result of the Company acquiring the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation in July 2008. This transaction eliminated the royalty obligation on production from the Doyon mine and the Westwood project.

There were no significant capital expenditures at the Doyon division during the second quarter of 2009.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	1,817	846%	192	3,456	283%	903
Strip ratio(a)	9.2	1,740%	0.5	7.6	744%	0.9
Ore milled (000t)	246	(11%)	275	498	—	499
Head grade (g/t)	2.4	(29%)	3.4	2.3	(32%)	3.4
Recovery (%)	80	(4%)	83	78	(7%)	84
Gold production (000 oz)	15	(40%)	25	29	(36%)	45
Gold sales (000 oz)	20	(13%)	23	39	(7%)	42
Gold revenue ($/oz)(b)	$647	(3%)	$664	$645	—	$646
Cash cost excluding royalties ($/oz)	$644	91%	$338	$621	75%	$355
Royalties ($/oz)	53	33%	40	55	28%	43

Cash cost ($oz)(c)	$697	84%	$378	$676	70%	$398

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production was lower by 10,000 ounces during the second quarter of 2009 compared to the second quarter of 2008 due to lower mill throughput, grades and lower mill recoveries. The decrease in mill throughput is the result of under performance in the SAG mill and the ball mill. The mill is expected to operate at 60-70% of its capacity for a period of up to five months awaiting fabrication of major components and required repairs to the ball mill.

Although gold production was 7% higher than the first quarter of 2009, the mill continued to experience low mill recoveries during the second quarter primarily as a result of lower gold grades. The mine has initiated a trial project to employ “grind in cyanide” in an effort to improve recoveries. However, this project is temporarily on hold awaiting the ball mill repairs. Other initiatives to improve recoveries include improved grade control in the pits, engineered stockpile management and re-starting the use of the re-grind mill.

Cash cost per ounce of gold was higher in the second quarter of 2009 compared to the second quarter of 2008, primarily as a result of a 40% decline in gold production.

Capital expenditures for the second quarter and the first half of 2009 were $0.4 million and $0.7 million, respectively, and were primarily on process improvement initiatives.

Mupane forward sales contracts:

During the second quarter of 2009, 19,979 ounces of gold (39,423 ounces in the first half of 2009) were delivered under the forward sales contracts compared to 19,444 ounces delivered in the second quarter of 2008 (38,888 ounces in the first half of 2008). There were no spot sales of gold during the second quarter of 2009 (3,000 ounces during the second quarter of 2008). The remaining 4,465 ounces of gold ($442 per ounce) have been delivered in August 2009.

Revenues at Mupane were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(in $ millions)	2009	2008	2009	2008
	$	$	$	$
Gold forward sales contracts	8.1	7.8	15.9	15.6
Gold forward sales liability amortization	4.8	4.4	9.5	8.8
Spot sales	—	2.7	—	2.7
Silver sales	—	0.1	—	0.1

Revenues at Mupane	12.9	15.0	25.4	27.2

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Mali—Sadiola Mine (IAMGOLD interest – 38%)

Summarized Results

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	1,845	(18%)	2,250	4,091	(16%)	4,879
Strip ratio(a)	3.3	22%	2.7	4.0	54%	2.6
Ore milled (000t)	413	4%	397	770	2%	756
Head grade (g/t)	2.8	(32%)	4.1	2.9	(33%)	4.3
Recovery (%)	92	12%	82	92	16%	79
Attributable gold production (000 oz)	35	(22%)	45	71	(13%)	82
Attributable gold sales (000 oz)	37	(18%)	45	71	(13%)	82
Gold revenue ($/oz)(b)	$922	3%	$895	$911	—	$911
Cash cost excluding royalties ($/oz)	$366	2%	$360	$350	(1%)	$353
Royalties ($/oz)	58	7%	54	54	(2%)	55

Cash cost ($oz)(c)	$424	2%	$414	$404	(1%)	$408

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production decreased in the second quarter of 2009 compared to the second quarter of 2008 as a result of lower gold grades, offset to a large extent by higher recoveries and higher mill throughput. Recovery and throughput were higher as a result of processing mostly oxide material during the quarter, while the lower gold grades are a result of completion of mining in the main Sadiola pit, with extraction moving entirely to satellite pits.

Cash cost per ounce of gold increased slightly during the second quarter of 2009 compared to the second quarter of 2008 primarily as a result of lower production, increased expenditure on drill and blast costs, owing to the harder material mined and claims from previous periods paid to mining contractors. This was partially offset by lower energy costs and lower costs for consumables. Energy costs declined as a result of lower global diesel fuel prices and lower tonnage mined. Consumption of consumables decreased as a result of processing a lower proportion of sulphide ore in the current quarter. Royalty expenses were higher as a result of higher gold prices compared to the same period in the prior year.

Sadiola distributed a dividend of $40.0 million during the second quarter of 2009 of which IAMGOLD’s share was $15.2 million (2008 - $15.2 million).

The Company’s attributable portion of capital expenditures during the second quarter of 2009 of $0.6 million was mainly for the deep sulphide project. The deep sulphide project is a 3 million ounce hard rock resource below the Sadiola pit. IAMGOLD has taken the lead with an innovative approach to reduce cost and re-engineer the construction schedule. A pre-feasibility study on the project is expected to be completed in the fourth quarter of 2009. Attributable capital expenditures for the first half of the year were $0.9 million.

During the quarter, an additional $11.2 million of exploration expenditures (100% basis) was approved by the Sadiola Board of Directors to evaluate a number of targets on the Sadiola exploration concessions. The exploration expenditures for 2009 are expected to be expenses of $7.1 million and capitalized expenditures of $0.8 million. In 2010, expenses are expected to be $3.3 million.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Mali—Yatela Mine (IAMGOLD interest – 40%) Summarized Results

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	652	(34%)	986	1,591	(2%)	1,623
Capitalized waste mined - pit cutback (000t)	—	(100%)	158	—	(100%)	544
Strip ratio(a)	1.4	(83%)	8.2	2.1	(75%)	8.4
Ore crushed (000t)	283	3%	276	554	(3%)	570
Head grade (g/t)	4.4	69%	2.6	3.6	89%	1.9
Attributable gold stacked (000 oz)	39	86%	21	64	83%	35
Attributable gold production (000 oz)	26	73%	15	39	22%	32
Attributable gold sales (000 oz)	25	67%	15	38	19%	32
Gold revenue ($/oz)(b)	$924	3%	$898	$919	1%	$910
Cash cost excluding royalties ($/oz)	$280	(47%)	$530	$347	(20%)	$433
Royalties ($/oz)	54	2%	53	54	—	54

Cash cost ($oz)(c)	$334	(43%)	$583	$401	(18%)	$487

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production increased in the second quarter of 2009 as a result of higher gold stacked in the prior periods compared to the second quarter of 2008. The higher grades of ore stacked during this current quarter will report as gold production in later periods.

Mine production and the strip ratio were lower during the current quarter compared to the second quarter of 2008 primarily due to lower waste stripping required as fresh ore was exposed in the Yatela push back during the fourth quarter of 2008. In addition, the failure of the access ramp of the main pit in June 2009 resulted in mining being halted in the main pit through the end of July. The pit ramp is undergoing geotechnical assessment and is expected to be reopened in August. The mine had sufficient ore stockpiles which have been processed during this period. Yatela is also evaluating mining of a satellite pit which was previously outside of its mine plan. The gold production target for 2009 remains unchanged.

Gold stacked increased in the current quarter primarily due to higher gold grades and higher volume of ore crushed. Gold grades were higher during the quarter as the result of mining the bottom of the main pit as compared to lower grade ore mined during the pit push back ongoing in the prior year quarter. Ore crushed was higher during the quarter as a result of higher equipment availability.

Cash costs were lower during the second quarter of 2009 compared to the second quarter of 2008 as a result of higher gold production and lower energy costs. Energy costs were lower as a result of lower diesel fuel prices and as a result of lower waste mining compared to the prior year quarter. During the second quarter of 2008, the mine was stripping higher quantities of waste material and the ore body was reached in the fourth quarter of 2008.

During the quarter, an additional $3.7 million of exploration expenditures (100% basis) was approved by the Yatela Board of Directors to evaluate a number of targets on the Yatela exploration concessions. The exploration expenses for 2009 and 2010 are expected to be $2.5 million and $1.2 million, respectively. This exploration work is being managed and executed in conjunction with the Sadiola exploration effort.

Yatela distributed a dividend of $25.0 million during the second quarter of 2009 of which IAMGOLD’s share was $10 million (2008 - nil).

Capital expenditures for the second quarter of 2009 were immaterial.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	4,324	11%	3,885	8,811	13%	7,789
Capitalized waste mined (000t)	1,650	64%	1,009	3,909	49%	2,620
Strip ratio(a)	3.3	—	3.3	3.5	9%	3.2

Heap Leach:
Ore crushed (000t)	479	(38%)	769	1,016	(36%)	1,585
Head grade (g/t)	0.9	(10%)	1.0	0.9	(10%)	1.0
Attributable gold stacked (000 oz)	13	(48%)	25	30	(42%)	52
Attributable gold production (000 oz)	11	(39%)	18	25	(31%)	36

Mill:
Ore milled (000t)	497	88%	264	946	76%	538
Head grade (g/t)	1.3	(19%)	1.6	1.3	(19%)	1.6
Recovery (%)	97	—	97	97	(1%)	98
Attributable gold production (000 oz)	20	43%	14	35	30%	27

Total attributable gold production (000 oz)	31	(3%)	32	60	(5%)	63
Total attributable gold sales (000 oz)	31	(3%)	32	60	(5%)	63

Gold revenue ($/oz)(b)	$920	3%	$896	$912	1%	$906

Cash cost excluding royalties ($/oz)	$484	7%	$451	$492	11%	$443
Royalties ($/oz)	28	4%	27	27	—	27

Cash cost ($oz)(c)	$512	7%	$478	$519	10%	$470

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Total attributable gold production in the current quarter was slightly lower than the level achieved in the same period in the prior year. Gold production was lower in the heap leach plant and higher in the CIL plant compared to the prior year quarter, as a result of the completion of the CIL expansion at the end of 2008, and the permanent cessation of stacking at the south heap leach pads. The CIL expansion commissioning issues experienced in the first quarter of 2009 have been resolved in the second quarter and are evidenced by record throughput in the CIL plant for May and June. Future projections show CIL throughput on a 100% basis at over 1 million tonnes per month beginning in the third quarter of 2009.

Cash costs for the quarter increased compared to the prior year period due to higher consumption of diesel fuel, consumables, and power. Higher operating tonnes mined increased diesel fuel consumption during the quarter, and were partially offset by lower diesel fuel prices. Consumption of consumables and power increased with the completion of the CIL expansion and the corresponding increase in throughput. In June, the power costs were revised downwards by the Power Authority of Ghana retroactively to the beginning of the year.

The Company’s attributable portion of capital expenditures during the quarter was $5.8 million and was primarily for capitalized waste stripping, additions to the mining fleet, the relocation of an electrical transformer sub-station and high pressure grinding roll pilot plant. Attributable capital expenditures for the first half of the year were $12.2 million.

During the second quarter of 2009, the Company received a loan repayment of $6.6 million from Tarkwa. This amount was borrowed by Tarkwa in the first quarter of 2009 due to a temporary cash shortage faced by the operation as a result of the timing of capital expenditures.

The attributable portion of cash held at Tarkwa accounted for as a working interest totaled $0.7 million as at June 30, 2009 and is expected to increase with the expected ramp-up in production at the CIL plant.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	716	(47%)	1,348	1,625	(45%)	2,931
Capitalized waste mined - pit cutback (000t)	—	—	—	—	(100%)	145
Strip ratio(a)	2.4	(50%)	4.8	3.0	(47%)	5.7
Ore milled (000t)	246	23%	200	498	15%	433
Head grade (g/t)	1.3	(19%)	1.6	1.3	(13%)	1.5
Recovery (%)	93	(1%)	94	93	(1%)	94
Attributable gold production (000 oz)	10	—	10	20	—	20
Attributable gold sales (000 oz)	10	—	10	20	—	20

Gold revenue ($/oz)(b)	$921	3%	$897	$913	—	$909

Cash cost excluding royalties ($/oz)	$581	(3%)	$598	$601	4%	$577
Royalties ($/oz)	28	4%	27	27	—	27

Cash cost ($oz)(c)	$609	(3%)	$625	$628	4%	$604

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production during the second quarter was similar to the prior year quarter as increased throughput during the quarter offset the lower gold grades and mill recoveries.

Cash costs decreased slightly during the second quarter compared to the prior year quarter but remain higher year to date. The decrease in cash cost was primarily a result of the decline in global diesel fuel prices and lower diesel consumption due to lower mine production. In addition, power costs were lower compared to the prior-year quarter. In June, the power costs were revised downwards by the Power Authority of Ghana retroactively to the beginning of the year.

The Company’s attributable portion of capital expenditures was $1.0 million during the current quarter and $1.7 million in the first half of 2009.

Damang did not make any cash distributions in the current quarter and the prior year period. Attributable portion of cash held at Damang, accounted for using the equity method of accounting within working interests, totaled $3.8 million as at June 30, 2009.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Three months ended June 30,			Six months ended June 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	438	(8%)	475	862	(7%)	922
Ore milled (000t)	453	(3%)	465	866	(3%)	894
Grade (% Nb205)	0.57	(5%)	0.60	0.60	(5%)	0.63
Niobium production (000 kg Nb)	903	(13%)	1,035	1,888	(14%)	2,186
Niobium sales (000 kg Nb)	951	(22%)	1,217	1,814	(20%)	2,263
Operating margin ($/kg Nb)(a)	$19	27%	$15	$21	31%	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Niobium production during the second quarter of 2009 was 0.9 million kilograms, a decrease of 13% compared to 1.0 million kilograms in the second quarter of 2008. The decrease in Niobium production was a result of lower tonnage hoisted and processed and lower grades and recoveries. Grades and recoveries were lower as a result of a higher than anticipated silica content in the stopes being mined. The mine has modified its stope sequencing to include higher grade stopes in the second half of 2009.

Niobium revenues of $35.0 million were lower during the second quarter of 2009 as compared to $38.4 million in the second quarter of 2008 as a result of a decrease in sales volume ($8.4 million) net of an increase in the realized niobium price ($5.0 million).

The operating margin per kilogram of niobium increased during the second quarter of 2009 compared to the second quarter of 2008 by $4 per kilogram or 27%, primarily as a result of an increase in the niobium price. Lower costs due to the strengthening of the US dollar against the Canadian dollar also contributed to a higher operating margin.

On June 11, 2009, the Company announced the approval of a $46.9 million mill expansion and paste backfill plant addition to the Niobec niobium mine. The mill expansion will increase mill throughput by 24%. The paste backfill plant approval has allowed an increase in proven and probable reserves by 36% and inferred resources by 72% (as previously announced on February 23, 2009).

Construction of the mill expansion began in June 2009 with an estimated completion during the third quarter of 2010 with expenditures of $13.5 million in 2009 and $14.5 million in 2010. The mill expansion should add approximately $20.0 million per year of cash flow based on current niobium prices of approximately $35 per kilogram of niobium.

The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is expected to be completed during the second quarter of 2010 with expenditures of $9.9 million in 2009 and $9.0 million in 2010. The recently published reserves and resources calculation for Niobec was based on the assumption of paste backfill. As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year.

Capital expenditures during the second quarter of 2009 were $5.7 million primarily related to lower level services development associated with the ongoing shaft deepening project, a filtration and drying project, and underground development.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

EXPLORATION AND DEVELOPMENT

Activities and new projects focus on the Company’s keys areas, namely West Africa, the Guiana Shield, Brazil and the northern Andean regions of South America, and Quebec. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

The 2009 emphasis continues to be acquisition of advanced exploration projects, resource development, resource conversion at Rosebel (drilling of 90,000 metres), and progressing the portfolio of greenfield projects. In addition, over 140,000 metres of drilling is planned on projects. Planned exploration expenses in 2009 are totaling $54.2 million of which $34 million is for greenfield exploration initiatives.

On July 27, 2009, the Company provided an update on exploration activities for the second quarter of 2009. In the second quarter of 2009, the Company incurred $127.6 million on exploration and development projects compared to $17.6 million in the second quarter of 2008. The total includes greenfield exploration, near-mine exploration, and projects in the Company’s development pipeline.

•

Near-mine exploration and development expenditures totaled $5.6 million with more than half of the total relating to near-mine exploration work at Rosebel as part of a 90,000-metre diamond drilling program. Near-mine expenditures of $0.8 million at the Doyon mine were part of a deep drilling program beneath and adjacent to the current operation.

•	$113.7 million in capitalized and expensed expenditures were incurred at projects including Essakane, Westwood, Niobec, Quimsacocha, Camp Caiman, and La Arena.

•

Expenditures on greenfield exploration were $8.3 million and were carried out at thirteen early stage projects in ten countries of South America and Africa as part of the Company’s long-term commitment to growth.

Exploration and development expenditures are summarized as follows:

	Three months ended June 30			Six months ended June 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
	$	$	$	$	$	$
2009
Operating mines – segment(1)	3.5	2.1	5.6	5.9	3.5	9.4
Development projects(2)	112.8	0.9	113.7	154.6	1.5	156.1
Greenfield exploration projects(3)	0.6	7.7	8.3	0.6	12.2	12.8

	116.9	10.7	127.6	161.1	17.2	178.3

2008
Operating mines – segment(1)	3.0	2.1	5.1	5.6	4.2	9.8
Development projects(2)	5.8	0.3	6.1	10.3	0.6	10.9
Greenfield exploration projects(3)	0.7	5.7	6.4	2.3	11.1	13.4

	9.5	8.1	17.6	18.2	15.9	34.1

(1)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements, and are discussed in the results of operations section of this MD&A.

(2)	Development capitalized projects, which are distinct from mine activities, are discussed below in the following sections.
(3)	Greenfield exploration expensed projects, which are distinct from mine activities, are discussed below in the following sections.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

The Company’s exploration and development expenditures were as follows:

	Three months ended June 30,		Six months ended June 30,
(in $ millions)	2009	2008	2009	2008
	$	$	$	$
Capitalized Development expenditures(1)
North America
Canada – Westwood	19.8	4.2	33.7	7.3
Canada – Niobec	2.1	—	3.8	—
Africa
Burkina Faso - Essakane	89.7	—	114.4	—
South America
Ecuador – Quimsacocha	1.3	0.6	2.4	1.0
French Guiana – Camp Caiman	—	0.9	—	1.5
Peru – La Arena	(0.1)	0.1	0.3	0.5

	112.8	5.8	154.6	10.3

Capitalized Exploration
Operating mines – segment(2)
Suriname	3.5	2.7	5.8	5.3
Canada	—	—	0.1	—
Mali	—	0.3	—	0.3

	3.5	3.0	5.9	5.6

Greenfield exploration(3)
Africa	0.6	0.7	0.6	2.3

Total Capitalized	116.9	9.5	161.1	18.2

Expensed Development Expenditures(1)
South America
Ecuador – Quimsacocha	0.3	0.3	0.4	0.6
French Guiana – Camp Caiman	0.6	—	1.1	—

	0.9	0.3	1.5	0.6

Expensed Exploration
Operating mines – segment(2)
Canada	0.8	1.6	2.1	3.1
Botswana	—	—	—	—
Mali	1.1	0.5	1.1	1.1
Other	0.2	—	0.3	—

	2.1	2.1	3.5	4.2

Greenfield exploration(3)
South America	4.1	3.9	6.6	7.5
Africa	3.5	1.5	5.4	3.1
Canada	0.1	0.3	0.2	0.5

	7.7	5.7	12.2	11.1

Total Expensed	10.7	8.1	17.2	15.9

Total	127.6	17.6	178.3	34.1

(1)	Development expenditures, which are distinct from exploration activities, are discussed below.
(2)

Capitalized related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements. Expenditures are discussed in the results of operations section of this MD&A.

(3)	Greenfield exploration projects, which are distinct from mine activities, are discussed below.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

CAPITALIZED DEVELOPMENT PROJECTS

Burkina Faso — Essakane project

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa, occurred on February 25, 2009. The Essakane project is fully permitted and has been under construction since September 2008. In June 2009, the Company announced an updated gold reserve and resource statement for Essakane with an increase of 8% or 245,000 ounces in probable reserves to 3.37 million ounces (on a 100% basis). The updated reserve and resource statement has been calculated based on a new resource model and pit design, a gold price of $700 per ounce and an oil price of $70 per barrel (compared to 3.1 million ounces in the July 2008 feasibility study using a gold price of $600 per ounce and an oil price of $85 per barrel).

Project expenditures for the second quarter of 2009 were $89.7 million ($134.9 million for the first half of 2009) for a project to date amount of $219.0 million. Since the date of acquisition in February 2009, the Company’s capitalized expenditures were $114.4 million for the construction. The Company expects total capital expenditures of approximately $223.2 million in 2009 and the remaining expenditures in 2010, with a total capital cost for the project of $422.1 million.

The Company’s project development team has successfully transitioned and integrated the project since the acquisition in February 2009. They have assumed control of the project and modified the execution approach from external engineering, procurement, and construction management contractors to owner managed construction activities.

Construction at the Essakane project is ahead of schedule with commercial production now scheduled for August 2010, advanced from late 2010 as originally announced. The project is expected to contribute an estimated 340,000 attributable ounces of gold in its first twelve months with lower than life-of-mine production costs. The Company is working on a new mining schedule and operating cost estimate based on the new block model and pit design. The development team is continuing to assess the construction plan and is proactively looking to advance the project schedule and identify capital costs saving opportunities while maintaining the IAMGOLD standard for safety and security. The employment of several hundred people from surrounding communities has had a positive impact on the region.

During the quarter, the Essakane project manpower reached 2,883 including employees, contractors and the project management group. Total peak project manpower of 3,000 workers is expected by the third quarter. In preparation for production activities, a recruitment plan has been developed with an initial focus on managerial and technical staff. A strong core of Burkinabe employees has already been hired, and training and development of these personnel is proceeding well. The mining operations team is especially well advanced as Essakane has been using its mining fleet for construction of infrastructure including dams and roads.

The commitment to relocate several villages and nearly 3,000 homes is well underway. The relocation program was developed in conjunction with the local population and community leaders. Five smaller villages have been relocated and construction of the main village, employing many local workers, is on track for completion in the fourth quarter of 2009 with 218 employees and over 1,000 contractors.

Site construction management was focused mostly on earthwork and concrete work. Emphasis was on completing offices, the mine village and maintenance shop/warehouse. A total of 10.8 kilometres of mine road and 43.5 kilometres of national roads were built since the beginning of the project. The excavation required for the construction of the processing facility has been completed. The terrace for the light fuel oil and heavy fuel oil tank farm were also completed. Concrete foundations work remained the focus in various sectors and approximately 11,000 cubic metres have been poured to date mainly in the process plant, the mine workshop/warehouse, the power plant, the explosive plant and the fuel tanks storage area.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

The off-channel reservoir pumping station was completed in June. Excavation of the Gorouol River off-channel reservoir was completed as well as all the slope cutting, floor sealing and geotextile installation. The bulk water storage reservoir construction was initiated with the excavation and construction of the key below surface as a priority for completion before the May to August rainy season. The diversion dam and spillway construction were completed in the month of April 2009. The rainy season started during the month of June and has brought some heavy rains that allowed testing of the dams, spillway and off-channel reservoir. All worked as designed and the reservoir has accumulated a substantial amount of water.

The detailed engineering and procurement have been completed for the power plant and major equipment continues to arrive on site. Three 150-tonne Caterpillar trucks (ten trucks total in operation) and an additional shovel and loader were received, assembled and put in operation during the quarter. In addition, three of the 5.5 Mw generators were received and the remaining two are scheduled for delivery during the third quarter of 2009. The crusher and ball mill were also received during the quarter.

Exploration:

Work has commenced on a $2.3 million exploration program at the Essakane project that marks the beginning of a multi-year initiative on Company controlled lands that are considered to be highly prospective and at an immature stage of exploration. This program is independent of the mine construction and capital investment, and considered part of the Company’s near-mine exploration programs. Regional exploration work will commence on the 1,248 square kilometre concession block in the fourth quarter of 2009 starting with 10,000 metres of aircore drilling on the projected extensions of known mineralized trends, and expanded regional survey coverage. Exploration and drilling on the projected extensions of the Essakane Main Zone will commence in the third quarter of 2009. Capitalized exploration expenditures totalled $0.6 million during the second quarter of 2009.

Exploration professionals and support staff are currently on site, and are assisting the development team by executing a 13,450 metre condemnation drill program over key areas planned for surface installations. The combined reverse circulation and diamond drill program is designed to mitigate any risk that might result from the construction of surface infrastructure over inadequately explored areas that may host mineralization.

Westwood project

In June 2009, the Company reported that construction continued on schedule and that there was an increase in the resource base at the Westwood development project. Mineralized zones are comprised within three mineralized trends known as Westwood, Zone 2 and North Corridor. The revised estimate identifies an inferred resource of 9.4 million tonnes of mineralization at an average grade of 11.4 g/t Au containing 3.4 million ounces of gold using a 6.0 g/t Au cut-off grade. The revised resource estimate shows a 17% decrease in tonnage (due to reduction of the minimum width from 3 metres to 2 metres and reinterpretation) and a 31% increase in grade, generating a 9% increase in gold ounces from the previous undiluted resource estimate released in July 2008 using a 4.0 g/t Au cut-off grade. Indicated Resources for a sector of Zone 2-30 and the Warrenmac deposit are in addition to the resources mentioned above.

As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed during the fourth quarter of 2009. Additional information gathered from the delineation program has improved the geological model, and will be used in the study. A feasibility study is anticipated once the development required to establish the appropriate confidence level in the resources is completed.

The 2009 drilling program will total more than 73,500 metres of projected underground and surface drilling using eight drills. The program will focus on finding additional resources and increasing the Company’s level of confidence in the current resources by reducing the spacing between holes in the delineated lenses. Specific targets include extensions of two new lenses above the fourteenth level and a sector not yet drilled between the Doyon mine and the western portion of Westwood. All permits required for boring of the main ventilation raise (scheduled to start in August 2009) and for shaft sinking have been received. Shaft sinking began in June 2009 and underground development work, including the Warrenmac access ramp, is continuing as planned. Construction is progressing well on surface infrastructure, including the shaft headframe.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Expenditures during the second quarter of 2009 totaled $19.8 million and were related to the construction of the headframe, the hoist room building and hoist installation ($33.7 million during the first half of 2009). Expenditures were also on lateral development, raise boring and shaft sinking preparation. Exploration drilling expenditures at Westwood are expected to be C$7.8 million for 2009. The remaining 2009 planned capital expenditures to advance Westwood towards a definitive production decision are $47.8 million and will mainly be for surface construction related to the headframe, hoist room, hoist, and electrical infrastructure ($19.7 million), shaft sinking ($10.0 million), development and mine services ($13.9 million), exploration ($3.0 million), and equipment ($1.2 million).

In June 2009, the Company issued 1,379,310 flow-through common shares at C$14.50 per share for $17.5 million (C$20.0 million) specifically relating to the Westwood project. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.

South America — Ecuador — Quimsacocha

Work in Ecuador during the second quarter of 2009 was directed entirely on the Quimsacocha project, an advanced development project with probable reserves of 8.1 million tonnes at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold within an indicated resource of 9.9 million tonnes at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

On January 26, 2009, Ecuador’s National Assembly ratified a new Mining Law that confirmed the importance to the country of responsible mining and provided for fiscal terms, including a royalty rate of not less than 5% on gold production. The government is proceeding with the development of detailed regulations, both mining and environmental, to effectively implement the terms of the new Mining Law. The Company, through the Ecuador Mining Council, is working in cooperation with the relevant Ministries on the preparation of the necessary regulations. On May 22, 2009, the Government issued transitional regulations to expedite the resumption of field work. As of June 30, 2009, the Company has complied with all requirements under the transitional regulations and is now awaiting an authorization notice from the Minister of Mines.

During the second quarter of 2009, the Company continued with advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorizations are received. The final feasibility study for Quimsacocha is expected to take a further twelve months to complete at a cost of $14 million.

If the Company is unable to reach an agreement with the Government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. The Company believes the Government of Ecuador will deliver on its promises of implementing new mining and environmental laws and regulations that will allow large scale mining to proceed and support the economic development of the country.

South America — French Guiana — Camp Caiman Project — Project Harmonie

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman project was denied by the French Government. The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document has been published on the French Government website in June 2009, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of formal consultation during which time the Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the Camp Caiman deposit, subject to appropriate restrictions and regulations. Following the period of consultation, the government is expected to prepare the final mining framework, which is not expected to be completed before the end of the first quarter of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company’s shareholders for damages incurred to date, appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

South America — Peru — La Arena Project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) relating to the sale of the La Arena project in Peru. The Company received 8,024,511 common shares and 1,500,000 warrants for a total value of $1.4 million. In conjunction with this transaction, Rio Alto was acquired by Mexican Silver Mines Ltd. (“MSM”) on a one-to-one share basis. In July, MSM then changed its name to Rio Alto Mining Limited. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10.0 million over the initial two years of the option term. An additional consideration of $2.5 million for the first extension and up to $5.0 million for the final extension are payable upon extending the option term.

Rio Alto has the option to purchase all of the shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A.

Shares received represent approximately 10.6% of the issued and outstanding common shares of MSM, and were classified as available-for-sale marketable securities (included in other long-term assets). The proceeds have been accounted for as an offset to the carrying value of the Exploration and development assets.

CAPITALIZED EXPLORATION EXPENSES

South America — Suriname — Rosebel

The 2009 exploration program at Rosebel is designed to further convert resources to reserves, to extend resources along strike and at depth and to define new potential mineralized areas near known deposits. The exploration program totals 90,000 metres to be drilled on six known gold deposits (Koolhoven, J-Zone, Pay Caro, Mayo, Royal Hill, and Rosebel), and an advanced exploration project (Roma), situated between the Mayo and Royal Hill pits.

During the second quarter of 2009, the exploration program remained on schedule with drilling activity encompassing the Royal Hill (2,451 metres), Pay Caro (714 metres), Mayo (8,619 metres) and J-Zone (6,915 metres) pits as well as the Roma deposit (9,808 metres), for a total of 28,507 metres. The 2009 phase-one drilling programs for Royal Hill, Mayo, and Roma were completed in the second quarter of 2009. Block models have been updated for Royal Hill and Koolhoven and are being applied to the mine designs while J-Zone drilling is in progress.

Exploration on the more advanced prospects on surrounding concessions focused on the Mamakreek zone, which is located on the northern structural trend that hosts the Pay Caro—East Pay Caro, Koolhoven, and J-Zone deposits. Based on encouraging 2008 diamond drilling results, a 25-hole reverse circulation drilling program (1,675 metres) was completed at the end of the first quarter of 2009. During the second quarter of 2009, a second phase of diamond drilling totaling 24 holes for 3,744 metres, targeting extensions of the mineralized trend and other geophysical, structural and geochemical anomalies was completed. Other geological and geochemically anomalous trends on the Rosebel concessions will be drill tested during the second half of 2009 as part of the 2009 regional exploration program totaling 11,000 metres of diamond and reverse circulation drilling.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

GREENFIELDS EXPLORATION EXPENSES

During the second quarter of 2009, the Company’s exploration team was actively engaged in exploration in eight countries within South America and Africa, including exploration work in proximity to the Company’s operating mines. Greenfields exploration activities were as follows:

South America — Suriname — Sarakreek

At the Sarakreek project, located 100 kilometres south of the Rosebel mine, drilling commenced in July to follow up on highly encouraging drill intersections that were reported last year. The 2009 exploration program includes 4,000 metres of drilling and detailed follow-up work to extend the known Sarakreek trend and to test new prospective areas located six kilometres to the east.

South America — Brazil — Minas Gerais and Project Generation

Diamond drilling is in progress on the Company’s Minas Gerais project located within the important Iron Quadrangle gold district of Brazil. Field surveys continue to add new Archean lode gold targets across the property. A planned 5,000 metre diamond drill program commenced in early June 2009, with the initial focus on targets within the Congonhas lineament, one of several high priority trends that follow the trace of eighteen century surface mine workings.

South America — Guyana — Eagle Mountain Project

In the second quarter of 2009, a resource estimate was prepared for IAMGOLD’s Eagle Mountain project in Guyana in parallel with a 12-hole, 3,000-metre diamond drill program. This program follows-up on significant results obtained from IAMGOLD exploration drill programs carried out in 2008, as well as historic drilling of the property. Some of the better intersections included 3.03 g/t Au over 9.5 metres, 1.7 g/t Au over 22.8 metres and 2.1 g/t Au over 6.1 metres. Three dimensional modeling of the geology and drill results confirmed that gold is hosted within a series of shallow-dipping thrust faults that range up to 20 metres in thickness. An inferred resource estimate using a 0.5 g/t Au cut-off-grade totals of 587,800 ounces gold grading 1.15 g/t Au, with 40% of the resource hosted in saprolite. These resource figures do not include many of the recent drilling results which will be incorporated into an updated resource estimate during a desktop concept study that is planned for completion in the fourth quarter of 2009.

Mali — Sadiola / Yatela

At Sadiola / Yatela, IAMGOLD has played an increasingly proactive role in the design and support of exploration on the joint venture lands, and a $14.9 million exploration program was approved in May 2009. The 18-month exploration program is designed to fully evaluate the remaining oxide potential of the mine properties, and undertake further investigation of potential sulphide mineralization. Approximately 30 targets ranging from geophysical responses to drill off-sets of economic grades have been included in the program design. More than 39,000 metres of combined diamond drilling and reverse circulation drilling was completed in the first six months of 2009. The Company is pleased with the progress and results to date, with the program on-track for completion in the third quarter of 2010.

Mali — Siribaya — Merrex Joint Venture

At Siribaya, the joint venture gold project with Merrex Gold Inc. (“Merrex Gold”), a 5,000 metre diamond drilling program commenced in late May 2009, and 17 holes totaling 4,706 metres were drilled in the second quarter of 2009. Drilling is focused on the main target, Zone 1B, where Merrex Gold has identified an indicated resource of 2.1 million tonnes grading 1.81 g/t Au (123,000 contained ounces) and inferred resources of 5.7 million tonnes grading 1.74 g/t Au (319,000 contained ounces) at cut-offs of 0.5 g/t Au. Initial drill results have provided additional confidence in the continuity of mineralization over a strike length of approximately 900 metres. The planned drill program for this initial phase of the Joint Venture is now substantially complete, but most assays are pending. A close spaced termite mound soil sampling program was also initiated along the main Siribaya trend to augment the drill targeting. Returned geochemical results enable a much better definition of the gold mineralization, and the survey has been extended to cover the Tabakoto and Bambadinka areas adjacent to the Siribaya trend. Sampling surveys are also underway over the Babara concession to the east. A detailed airborne geophysical survey over the full concession area started in early June and the newly acquired data will be used to re-interpret the structural architecture of the Siribaya trend. Merrex Gold is currently the operator

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

of the exploration program, and IAMGOLD is required to spend a minimum of C$3.0 million in exploration expenditures within the first year (ending December, 2009).

Africa — Senegal — Boto Project

At IAMGOLD’s wholly-owned Boto project, located in eastern Senegal near the Mali border, a 5,187 metre diamond drill campaign was completed on the six-kilometre long Guemedji trend during the second quarter of 2009. The trend is characterized by a 100 to 150 metre wide corridor of Birimian rocks exhibiting intense albite alteration overprinted by chlorite-calcite magnetite alteration with late stage quartz-tourmaline-pyrite-gold and hematite-pyrite gold mineralization. The drill campaign intersected numerous intervals grading greater than 1.0 g/t Au over 10 to 15 metre widths as well as several 20 to 25 metre intersections above 2.0 g/t Au. The mineralization underlies a thick cap of barren laterite that hinders direct visual interpretation of structures and mineralization. A supplementary 5,000 metre reverse circulation drill campaign started in mid-May on the northern extension of the Guemedji trend and is now complete. The follow-up drilling was designed to test identified mineralized areas for continuity, advance the understanding of the structural controls, and follow up on anomalous geochemistry and pitting in the Boto 1 area. The drilling program extended the Guemedji mineralized corridor along strike, intersecting significant mineralization north of previous reverse circulation and diamond drilling. The results also indicated that mineralization may be related to cross cutting structures that trend at oblique angles to the main corridor. An additional 2,880-metre reverse circulation drilling program designed to explore these cross trends was approved and is 95 % complete. Partial results show significant intersections ranging from 14 to 28 metres above 2 g/t Au.

Africa — Tanzania — Buckreef and Kitongo Projects

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company will relinquish the associated properties. The Company has enjoyed a close working relationship with the Tanzanian Government, and community relation initiatives that are underway will be completed as part of IAMGOLD’s commitment to the local villages at Buckreef. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. Upon completion of the surrender of Buckreef, there will be a reduction of measured resources of 212,000 ounces, indicated resources of 573,000 ounces, and inferred resources of 727,000 ounces from the Company’s reserve and resource statement.

The Company is also in negotiation concerning the sale of the Company’s interest in the Kitongo project. Upon the completion of the sale of Kitongo, there will be a reduction of inferred resources of 291,000 ounces from the Company’s reserve and resource statement.

The Company recorded an impairment charge of $9.3 million in its second quarter of 2009 results related to the carrying value of the exploration properties in Tanzania.

Canada — Quebec — Doyon Division

Doyon Mine

The 2009 exploration program is designed to test the main Doyon mineralized structures at levels below the existing shaft, and additional peripheral targets within undeveloped portions of the mine stratigraphy. One drill continues to work underground after a total of 6,598 metres had been drilled in ten holes at the end of June as part of a $1.3 million exploration program. A new mineralized structure located in the J-Zone area, only 50 to 100 metres south of the Doyon shaft and starting at 50 metres below the lower level of the Doyon mine, the 14th level, has been traced over 250 metres laterally and vertically, and remains open at depth and along strike to the west. Four out of five holes that have intersected the structure returned values between 10 to 20 g/t Au over core lengths ranging between 1.0 and 2.5 metres. The Doyon mine is currently scheduled to close in the fourth quarter of 2009, and the exploration results, although encouraging, are not seen influencing closure at this time. The program will be pursued but may require some additional underground development to efficiently evaluate the potential of this new mineralized zone.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

CASH FLOW

Operating cash flow in the second quarter of 2009 was $38.9 million ($0.11 per share) compared to $44.8 million ($0.15 per share) in the second quarter of 2008. Operating cash flow in the first half of 2009 was $100.2 million ($0.30 per share) compared to $117.9 million ($0.40 per share) in the first half of 2008. Improvements in cash mining costs were more than offset by increased spending on exploration, and additional resources to support acquisition, development, and process improvement activities.

Cash flow used in investing activities in the second quarter of 2009 was $152.3 million compared to $37.5 million in the second quarter of 2008. The Company’s capital expenditures for mining assets and exploration and development totaled $144.1 million during the second quarter of 2009 compared to $33.9 million in the second quarter of 2008 mainly due to Essakane, Westwood, Rosebel and Niobec. The Company acquired investments totaling $10.9 million, primarily a $10.3 million investment in Oromin Exploration Ltd. Cash flow used in investing activities in the first half of 2009 was $152.9 million compared to $83.4 million in the first half of 2008. First half 2009 capital expenditures in mining assets and exploration and development of $203.9 million were partially offset by the $66.4 million proceeds from sale of gold bullion during the first quarter of 2009.

Cash flow from financing activities was $21.6 million in the second quarter of 2009 compared to $0.2 million in the second quarter of 2008. During the second quarter of 2009, the Company issued flow-through shares for a total net amount of $17.5 million. Cash flow from financing activities was $222.1 million in the first half of 2009 compared to cash flow used in financing activities of $7.5 million in the first half of 2008. Cash flow from financing activities was higher than in the first half of 2008 primarily due to the public offering, partially offset by the repayment in full of the assumed outstanding bridge financing of $40.0 million on the acquisition of Orezone, and the payment of a dividend.

A foreign exchange gain of $21.6 million in the second quarter of 2009 ($14.1 million in the first half of 2009 compared to a loss of $0.3 million in the first half of 2008) was related to the appreciation in the value of the Canadian dollar compared to the US dollar, and the surplus of Canadian dollars held as a result of the equity financing during the first quarter of 2009.

BALANCE SHEET

Risks

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks are discussed further in the Risks and Uncertainties section and include recent financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity and Capital Resources

The Company ended the second quarter of 2009 with a strong balance sheet, having $394.8 million in cash and cash equivalents and gold bullion at market compared to $463.3 million at the end of March 2009, and $269.1 million at the end of 2008. The actual economic conditions did not have a material negative effect on the Company’s capital structure.

In the first half of 2009, the Company’s capital structure was modified to finance the Orezone acquisition and development of existing mines. Funds were raised through an equity financing as described below under Shareholders’ equity, and in note 12, Capital disclosures, of the Company’s interim consolidated financial statements.

On July 30, 2009, the Company has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 13, 2009. The base shelf prospectus had been filed with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the U.S. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700.0 million during the next 25 months. This base shelf prospectus adds more financial flexibility to the Company’s liquidity and capital resources. Any debt issuance is subject to the availability of the credit markets.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Working Capital

	As at June 30, 2009	As at December 31, 2008
Working capital (in $ millions)	334.7	105.4
Current working capital ratio	2.7	1.4

During the second quarter of 2009, working capital decreased by $9.2 million mainly due to the decrease in cash and cash equivalents, partially offset by increases in receivables and inventories and the decrease in accounts payable and accrued liabilities. During the first half of 2009, working capital increased by $229.3 million mainly due to the increase in cash and cash equivalent following the equity financing and the sale of gold bullion.

Derivative instruments

For a discussion of risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to the section of Risks and Uncertainties of the 2008 annual MD&A.

(in $ millions)	As at June 30, 2009		As at December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts	(0.9)	(2.2)	(10.5)	(20.8)
Derivatives – Gold forward sales agreement	(4.1)	(4.1)	(3.4)	(3.4)
Foreign currency collars and forwards	0.2	0.2	(0.6)	(0.6)
Heating oil call options contracts	0.9	0.9	1.5	1.5

	(3.9)	(5.2)	(13.0)	(23.3)

Gold Sales Commitments

As at June 30, 2009, the Mupane sales contracts totaling 4,465 ounces of gold, at a price of $442 per ounce, were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenues. During the second quarter of 2009, 19,979 ounces of gold (39,423 ounces during the first half of 2009) (second quarter of 2008 – 19,444 ounces; 38,888 ounces during the first half of 2008) were delivered under these forward sales contracts.

On the acquisition of Euro Ressources, the Company assumed gold forward sales agreements. During the first quarter of 2009, the Company paid the settlement obligation of $3.6 million outstanding for ounces bought back in December 2008. There were no deliveries during the first half of 2009, and as of June 30, 2009, there were 8,550 ounces of gold remaining at an average forward price of $459 per ounce and expiring in 2009 and 2010. The decrease in fair value during the second quarter of 2009, totaling $0.1 million ($0.6 million during the first half of 2009), was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

Heating oil call options contracts

In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008. Despite not qualifying for hedge accounting, these contracts protect the Company to a significant extent from the effects of oil price increases. On an annualized basis, the Company hedged up to 50% of its fuel price exposure. The Company paid $2.3 million in option premiums to hedge 50% of its 2009 fuel exposure. As at June 30, 2009, there were option contracts totaling 5.9 million gallons of heating oil, representing approximately 78% of the Company’s planned diesel consumption for the remainder of 2009 at the Rosebel, Mupane, Sadiola and Yatela operations. The remaining contracts had a fair value of $0.9 million at the end of the second quarter of 2009, resulting in a derivative gain of $0.3 million during the quarter (derivative loss of $0.6 million during the first half of 2009). The Company plans on continuing its hedging strategies to mitigate a portion of its expected 2010 diesel price exposure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Currency

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. These contracts do not qualify for hedge accounting and all expire in 2009. Following the Canadian dollar equity financing in March 2009, the Company reduced its hedging position from 50% of the annual exposure to Canadian dollars to 13% of the remainder of the 2009 requirements. This resulted in a net realized gain of $2.1 million. The total net commitments to buy Canadian dollars were $20.0 million at the end of the second quarter of 2009. These contracts resulted in a derivative gain of $2.6 million during the second quarter of 2009 ($0.8 million during the first half of 2009). All outstanding contracts expire in 2009. The Company plans to hedge its exposure to both the €uro and South African Rand resulting from the construction at the Essakane project. The Company will continue to monitor its currency hedging requirements and exposure.

Gold Bullion

		June 30, 2009	December 31, 2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	70.2
End of period spot price for gold	($/oz)	935	870
End of period market value	(in $millions)	93.4	151.1

During the first quarter of 2009, the Company sold 73,705 ounces of gold at an average price and cost of $901 and $404 respectively, with proceeds of $66.4 million and a gain before income taxes of $36.6 million. There were no sales of gold bullion during the second quarter of 2009.

Debt

As at June 30, 2009, the credit facility was drawn upon for $40.0 million, and $15.7 million in letters of credit were used to guarantee certain asset retirement obligations.

During the first half of 2009, the Company repaid a net $10.0 million on its revolving credit facility. In addition, the Company repaid in full the assumed outstanding bridge financing of $40.0 million included in the acquisition of Orezone.

Shareholders’ Equity

During the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project totaling $17.5 million (C$20.0 million).

During the first quarter of 2009, 28,817,244 shares valued at $220.7 million were issued for the acquisition of Orezone and the Company settled the convertible debenture assumed by Orezone as described in the Acquisition section of this MD&A. In addition, on March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million).

As at June 30, 2009, the Company had 367,171,310 shares issued and outstanding, 7,067,409 outstanding share options, and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

As at August 4, 2009, there were 367,312,035 shares issued and outstanding, 6,893,059 share options outstanding, and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD. The increase in the number of shares issued and outstanding since June 30, 2009 is due to the exercise of options.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Contractual Obligations

Contractual obligations as at June 30, 2009, increased compared to the information disclosed in the 2008 annual report mainly due to the acquisition of Orezone during the first quarter of 2009. Capital commitments increased from $21.8 million to $85.5 million due to the current construction of the Essakane project. Payment obligations related to operating lease agreements increased from $4.2 million at the end of December 2008 to $27.6 million at the end of June 2009 for the same reason. These contractual obligations will be met through available cash resources and operating cash flows.

RELATED PARTY TRANSACTIONS

In the second quarter and the first half of 2009 there were no material related party transactions.

OUTLOOK

On June 18, 2009, the Company announced updated guidance for 2009 production, capital expenditures and exploration as follows:

	Revised outlook 2009 (issued June 2009)	Original outlook 2009 (issued January 2009)
Attributable share of gold production (000 oz)	910-920	880
Cash cost ($/oz)	$460-$470	$470-$480
Projected gold price ($/oz)	$900	$800
Projected oil price ($/barrel)(1)	$55	$65
Projected foreign exchange rate (C$/US$)(2)	1.15	1.15

Niobium production (millions of kg Nb)	4.2-4.4	4.4
Niobium operating margin ($/kg Nb)	$20-22	$17-$19

Capital expenditures ($ millions)	448.4	439.5
Greenfields exploration expenditures ($ millions)	34.0	33.9

(1)

As part of the Company’s focus on controlling costs, pricing for approximately 78% of the fuel required for the remainder of 2009 at the Company’s operations (excluding Tarkwa and Damang) has been capped at an average price of $64 per barrel through the use of call options.

(2)

Currency contracts in place to reduce exposure to fluctuations in the Canadian dollar, initially covering approximately 50.0% of the Company’s 2009 exposure, have been reduced to 13% of the exposure for the remainder of 2009 as a result of raising Canadian funds through a Canadian equity issue at the end of March 2009.

The increased 2009 gold production guidance primarily reflects productivity increases at Rosebel and the extended life of the Doyon mine into the fourth quarter of 2009, partially offset by lower production at Mupane. The decreased 2009 cash cost guidance primarily reflects productivity improvements at Rosebel.

The slight decrease in niobium production from previous production guidance primarily reflects slightly lower grades and recoveries due to higher silica content in the ore. The increase in operating margin guidance primarily reflects favourable aluminum input prices and improved confidence in the niobium price for the remainder of 2009.

Cash cost estimates are based on assumptions including, but not limited to, those noted above. The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2009.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

	Change of	Impact on the annualized 2009 cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel – below $64/barrel	$5
	$10/barrel – above $64/barrel	$3
Canadian dollar per US dollar	$0.10	$5

The increase in 2009 planned capital expenditures is mainly due to earlier purchase of the Rosebel mining equipment.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required, as of June 30, 2009, an evaluation was carried out under the supervision of, and with the participation of IAMGOLD’s management, including, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in connection with the Company’s design and operating effectiveness of disclosure controls and procedures.

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited interim financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint ventures was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

CHANGES IN CANADIAN ACCOUNTING POLICIES

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged. Section 3064 gives guidance about internally generated intangible assets. This section applies to fiscal years beginning on or after October 1, 2008. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s consolidated financial statements in 2009.

Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs. The EIC provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s financial statements.

FUTURE ACCOUNTING POLICIES CHANGES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R—Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27—Consolidated and separate financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), must be adopted for fiscal years beginning on or after January 1, 2011 by all Canadian publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

The Company launched its conversion project in June 2008. An external advisor has been engaged and a team has been identified, including people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations. The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

In 2008, a diagnostic impact assessment and a detailed plan for convergence and implementation were completed. As a result, the following standards have been identified as most likely to have a significant financial statement and/or business impact. However, the list below should not be regarded as a complete list of impacts that will result from transition to IFRS as analyses of changes are still in process and not all decisions have been made where accounting policy choices are available. As a result, the Company is not able to reliably quantify the impacts expected on its consolidated financial statements.

• IFRS 1	First-time adoption of International Financial Reporting Standards

• IFRS 3	Business combinations

• IAS 16	Property, plant and equipment

• IFRS 6	Exploration and evaluation

• IAS 31	Interests in joint ventures

• IAS 36	Impairment of assets

• IAS 21	Effects of changes in foreign exchange rates

• IAS 12	Income taxes

Further, the Company anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required and any process and/or system changes necessary to gather the required information.

The Company is currently in the process of analyzing policy alternatives allowed under IFRS, the specification of changes required to existing accounting policies and the development of solutions for information systems and business processes. The Company’s objective in choosing its IFRS policies and transition elections is to not only be IFRS compliant but to provide the most meaningful and transparent information to its stakeholders.

For each standard, the qualitative and quantitative impacts to the financial statements, disclosure requirements, system requirements, accounting policy decisions, changes to internal controls, including internal controls over financial reporting, and business policies and processes will be determined.

To date, the finance staff, other relevant employees including certain members of senior management, and the audit committee have attended IFRS training sessions as needed and will continue to receive ongoing training throughout the conversion process.

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s Annual MD&A and Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml, which risks described in the Annual Information Form are incorporated by reference into this Management’s Discussion & Analysis.

Risks, known and unknown, could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and described in the Cautionary Statement on Forward-Looking Information found at page 2.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
(in $ millions)	$	$	$	$	$	$
Adjusted net earnings	53.4	52.5	16.4	23.4	33.2	34.4
Impairment charges	(9.3)	—	(125.3)	(4.6)	—	—
Income taxes related to impairment charges	—	—	12.5	—	—	—

Net earnings (loss)	44.1	52.5	(96.4)	18.8	33.2	34.4

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Second quarter ended June 30, 2009

(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	40.2	13.9	—	12.8	16.2	8.6	91.7	16.8	108.5
Adjust for:
By-product credit	(0.1)	(0.5)	—	—	—	—	(0.6)
Stock movement	1.0	1.7	—	(1.6)	(0.6)	0.2	0.7
Accretion expense	(0.4)	(0.4)	—	(0.1)	(0.2)	(0.1)	(1.2)
Foreign exchange, interest and other	(0.7)	(0.1)	—	(0.6)	(0.5)	(0.2)	(2.1)
Cost attributed to non-controlling interest	(2.0)	—	—	—	—	—	(2.0)

	(2.2)	0.7	—	(2.3)	(1.3)	(0.1)	(5.2)

Cash costs – operating mines	38.0	14.6	—	10.5	14.9	8.5	86.5
Cash costs – working interests(4)							22.1

Total cash costs including working interests							108.6

Attributable gold production – operating mines (000 oz )	104	28	—	15	35	26	208
Attributable gold production – working interests (000 oz)(4)							41

Total attributable gold production (000 oz)							249

Total cash costs ($/oz)	367	523	—	697	424	334	437

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

(4)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

Second quarter ended June 30, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	39.0	16.8	8.6	8.0	18.6	8.9	99.9	20.3	120.2
Adjust for:
By-product credit	(0.1)	(0.8)	(0.4)	(0.1)	(0.1)	—	(1.5)
Stock movement	(0.1)	2.7	(0.5)	1.6	—	0.1	3.8
Accretion expense	(0.3)	(0.5)	(0.1)	(0.1)	(0.1)	(0.1)	(1.2)
Foreign exchange, interest and other	(0.6)	0.1	—	0.1	0.4	(0.2)	(0.2)
Cost attributed to non-controlling interest	(1.9)	—	—	—	—	—	(1.9)

	(3.0)	1.5	(1.0)	1.5	0.2	(0.2)	(1.0)

Cash costs – operating mines	36.0	18.3	7.6	9.5	18.8	8.7	98.9
Cash costs – working interests(3)							21.1

Total cash costs including working interests							120.0

Attributable gold production –operating mines (000 oz)	75	29	24	25	45	15	213
Attributable gold production – working interests (000 oz)(3)							42

Total attributable gold production (000 oz)							255

Total cash costs ($/oz)	485	631	311	378	414	583	472

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

First half ended June 30, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	68.9	32.0	—	22.8	28.6	16.1	168.4	29.4	197.8
Adjust for:
By-product credit	(0.1)	(0.9)	—	—	(0.1)	—	(1.1)
Stock movement	7.6	(1.4)	—	(2.7)	0.2	0.2	3.9
Accretion expense	(0.9)	(0.7)	—	(0.1)	(0.3)	(0.2)	(2.2)
Foreign exchange, interest and other	(1.1)	(0.2)	—	(0.6)	0.3	(0.4)	(2.0)
Cost attributed to non-controlling interest	(3.7)	—	—	—	—	—	(3.7)

	1.8	(3.2)	—	(3.4)	0.1	(0.4)	(5.1)

Cash costs – operating mines	70.7	28.8	—	19.4	28.7	15.7	163.3
Cash costs – working interests(4)							43.7

Total cash costs including working interests							207.0

Attributable gold production – operating mines (000 oz)	187	55	—	29	71	39	381
Attributable gold production – working interests (000 oz)(4)							80

Total attributable gold production (000 oz)							461

Total cash costs ($/oz)	379	526	—	676	404	401	450

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

(4)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

First half ended June 30, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	73.5	37.7	15.8	16.1	32.9	15.9	191.9	36.4	228.3
Adjust for:
By-product credit	(0.2)	(1.6)	(0.6)	(0.1)	(0.1)	—	(2.6)
Stock movement	3.1	1.5	(0.3)	1.8	—	0.1	6.2
Accretion expense	(0.6)	(1.0)	(0.1)	(0.2)	(0.3)	(0.2)	(2.4)
Foreign exchange, interest and other	(1.1)	0.1	0.1	0.5	0.9	(0.2)	0.3
Cost attributed to non-controlling interest	(3.7)	—	—	—	—	—	(3.7)

	(2.5)	(1.0)	(0.9)	2.0	0.5	(0.3)	(2.2)

Cash costs – operating mines	71.0	36.7	14.9	18.1	33.4	15.6	189.7
Cash costs – working interests(3)							41.3

Total cash costs including working interests							231.0

Attributable gold production –operating mines (000 oz)	147	58	42	45	82	32	406
Attributable gold production – working interests (000 oz)(3)							83

Total attributable gold production (000 oz)							489

Total cash costs ($/oz)	486	633	354	398	408	487	474

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operation. Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

(unaudited)	2009		2008
(in $ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information (note 15 of unaudited consolidated interim financial statements)	35.0	31.8	36.5	35.5	38.4	32.7

Mining costs per consolidated statement of earnings	108.5	89.3	100.1	123.4	120.2	108.1
Mining costs from gold mines as per cash cost reconciliation	(91.7)	(76.7)	(87.5)	(108.1)	(99.9)	(92.0)
Other mining costs	—	(0.1)	0.2	(0.6)	(0.3)	(0.1)

Mining costs from the Niobec mine	16.8	12.5	12.8	14.7	20.0	16.0

Operating margin	18.2	19.3	23.7	20.8	18.4	16.7

Sales volume (000 kg Nb)	951	863	974	964	1,217	1,046

Operating margin ($/kg Nb)	$19	$22	$24	$22	$15	$16

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2009 and 2008.

	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000t)	12,602	11,127	13,242	11,139	9,912	10,099
Strip ratio(a)	3.0	3.2	3.8	4.3	3.8	4.1
Ore milled (000t)	2,883	2,448	2,178	2,198	2,002	1,931
Head grade (g/t)	1.3	1.2	1.4	1.3	1.3	1.3
Recovery (%)	93	93	90	92	93	93
Gold production – 100% (000 oz)	109	88	90	86	79	76
Attributable gold production – 95% (000 oz)	104	83	86	82	75	72
Gold sales – 100% (000 oz)	104	74	89	87	77	70
Gold revenue ($/oz)(b)	$916	$912	$802	$870	$904	$926
Cash cost excluding royalties ($/oz)	$327	$353	$339	$399	$379	$385
Royalties ($/oz)	40	40	65	96	106	103

Cash cost ($/oz)(c)	$367	$393	$404	$495	$485	$488

Canada – Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000t)	119	107	105	106	116	127
Ore milled (000t)	115	106	113	104	118	121
Head grade (g/t)	7.9	8.3	9.5	8.5	8.0	7.7
Recovery (%)	96	96	95	95	96	97
Gold production (000 oz)	28	27	33	27	29	29
Gold sales (000 oz)	25	36	30	29	25	31
Gold revenue ($/oz)(b)	$928	$916	$793	$874	$895	$925
Cash cost excluding royalties ($/oz)	$514	$521	$411	$509	$547	$543
Royalties ($/oz)	9	8	8	10	84	92

Cash cost ($/oz)(c)	$523	$529	$419	$519	$631	$635

Canada – Sleeping Giant Mine (IAMGOLD interest – 100%)(d)
Total operating material mined (000t)	—	—	—	49	59	48
Ore milled (000t)	—	—	—	51	58	48
Head grade (g/t)	—	—	—	13.4	13.4	11.8
Recovery (%)	—	—	—	97	97	97
Gold production (000 oz)	—	—	6	21	24	18
Gold sales (000 oz)	—	—	8	22	25	17
Gold revenue ($/oz)(b)	—	—	$795	$866	$892	$932
Cash cost ($/oz)	—	—	$87	$242	$306	$414
Royalties ($/oz)	—	—	7	11	5	—

Cash cost ($/oz)(c)	—	—	$94	$253	$311	$414

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1

Botswana – Mupane Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	1,817	1,639	1,382	633	192	711
Strip ratio(a)	9.2	6.3	3.2	1.9	0.5	1.1
Ore milled (000t)	246	252	309	269	275	224
Head grade (g/t)	2.4	2.2	3.7	3.6	3.4	3.4
Recovery (%)	80	76	83	84	83	84
Gold production (000 oz)	15	14	30	26	25	20
Gold sales (000 oz)	20	19	23	28	23	19
Gold revenue ($/oz)(b)	$647	$643	$671	$705	$664	$626
Cash cost excluding royalties ($/oz)	$644	$596	$231	$380	$338	$375
Royalties ($/oz)	53	57	40	45	40	47

Cash cost ($oz)(c)	$697	$653	$271	$425	$378	$422

Mali – Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	1,845	2,246	2,448	1,831	2,250	2,629
Strip ratio(a)	3.3	4.6	3.0	4.2	2.7	2.5
Ore milled (000t)	413	357	427	381	397	359
Head grade (g/t)	2.8	3.0	3.9	3.3	4.1	4.4
Recovery (%)	92	91	85	89	82	75
Attributable gold production (000 oz)	35	36	49	41	45	37
Attributable gold sales (000 oz)	37	34	51	39	45	37
Gold revenue ($/oz)(b)	$922	$898	$812	$874	$895	$930
Cash cost excluding royalties ($/oz)	$366	$334	$300	$346	$360	$344
Royalties ($/oz)	58	51	51	50	54	56

Cash cost ($oz)(c)	$424	$385	$351	$396	$414	$400

Mali – Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	652	939	941	815	986	637
Capitalized waste mined—pit cutback (000t)	—	—	38	102	158	386
Strip ratio(a)	1.4	2.9	4.9	3.8	8.2	8.6
Ore crushed (000t)	283	271	304	214	276	294
Head grade (g/t)	4.4	2.8	2.0	2.7	2.6	1.5
Attributable gold stacked (000 oz)	39	25	20	18	21	14
Attributable gold production (000 oz)	26	13	16	18	15	17
Attributable gold sales (000 oz)	25	13	17	17	15	17
Gold revenue ($/oz)(b)	$924	$909	$819	$867	$898	$921
Cash cost excluding royalties ($/oz)	$280	$471	$460	$516	$530	$348
Royalties ($/oz)	54	55	52	49	53	55

Cash cost ($oz)(c)	$334	$526	$512	$565	$583	$403

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1

Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,324	4,487	4,485	4,576	3,885	3,904
Capitalized waste mined (000t)	1,650	2,259	2,005	1,272	1,009	1,611
Strip ratio(a)	3.3	3.6	3.2	3.4	3.3	3.2

Heap Leach:
Ore crushed (000t)	479	537	758	785	769	816
Head grade (g/t)	0.9	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	13	17	25	26	25	27
Attributable gold production (000 oz)	11	14	15	17	18	18

Mill:
Ore milled (000t)	497	449	260	256	264	274
Head grade (g/t)	1.3	1.3	1.4	1.7	1.6	1.6
Recovery (%)	97	97	97	98	97	98
Attributable gold production (000 oz)	20	15	11	13	14	13
Total attributable gold production (000 oz)	31	29	26	30	32	31
Total attributable gold sales (000 oz)	31	29	26	30	32	31
Gold revenue ($/oz)(b)	$920	$904	$805	$870	$896	$915
Cash cost excluding royalties ($/oz)	$484	$500	$560	$549	$451	$435
Royalties ($/oz)	28	27	24	26	27	27

Cash cost ($oz)(c)	$512	$527	$584	$575	$478	$462

Ghana – Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	716	909	878	1,175	1,348	1,583
Capitalized waste mined - pit cutback (000t)	—	—	—	—	—	145
Strip ratio(a)	2.4	3.6	3.2	4.5	4.8	6.7
Ore milled (000t)	246	252	230	214	200	233
Head grade (g/t)	1.3	1.3	1.4	1.3	1.6	1.4
Recovery (%)	93	93	93	93	94	94
Attributable gold production (000 oz)	10	10	9	8	10	10
Attributable gold sales (000 oz)	10	10	9	8	10	10
Gold revenue ($/oz)(b)	$921	$906	$807	$868	$897	$921
Cash cost excluding royalties ($/oz)	$581	$620	$611	$864	$598	$557
Royalties ($/oz)	28	27	24	26	27	28

Cash cost ($oz)(c)	$609	$647	$635	$890	$625	$585

(e)	Strip ratio is calculated as waste divided by full grade ore.
(f)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(g)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(h)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009

	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1

Canada – Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	438	424	419	460	475	447
Ore milled (000t)	453	413	442	452	465	429
Grade (% Nb205)	0.57	0.63	0.59	0.62	0.60	0.67
Niobium production (000kg Nb)	903	985	1,056	1,154	1,035	1,151
Niobium sales (000kg Nb)	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)(a)	$19	$22	$24	$22	$15	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2009